UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 24, 2025, OFA Group, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of shareholders (the “EGM”). As of October 10, 2025, the record date for the EGM, the Company had an aggregate of 14,223,611 ordinary shares outstanding with each such share being entitled to one vote.

At the EGM, the Company’s shareholders approved the following proposals:

(i)	Proposal 1: As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”), to US$320,000 divided into 320,000,000 Ordinary Shares of a par value of US$0.001 each (the “Increase of Authorized Share Capital”);

(ii)	Proposal 2: As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorized share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 (the “Un-designated Shares”) each, of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorized share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii) 200,000,000 Un-designated Shares;

(iii)	Proposal 3: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to amend and restate the Company’s amended and restated memorandum and articles of association (the “M&A”) by the deletion in their entirety and to approve and adopt the substitution in their place of the second amended and restated memorandum and articles of association (the “Second M&A”), with immediate effect in substitution for and to the exclusion of the M&A currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares;

(iv)	Proposal 4: As an ordinary resolution, subject to the approval of Proposals 1 – 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00 (the “Issuance of Class B Ordinary Share”);

(v)	Proposal 5: As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorized Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.;

(vi)	Proposal 6: As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets (the “Digital Asset Treasury”); and

(vii)	Proposal 7: As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s) (the “Adjournment Proposal”).

Set forth below are the voting results for each of the proposals at the EGM.

1.	Proposal 1: The Increase of Authorized Share Capital

For	Against	Abstain
8,480,227	46,157	12,202

2.	Proposal 2: The Re-designation of Shares

For	Against	Abstain
8,405,885	120,499	12,202

3.	Proposal 3: The approval and adoption of the Second M&A

For	Against	Abstain
8,406,583	119,801	12,202

4.	Proposal 4: The issuance of Class B Ordinary Shares

For	Against	Abstain
8,413,012	120,572	5,002

5.	Proposal 5: The approval of Transaction Documents and Private Placement

For	Against	Abstain
8,487,277	46,307	5,002

6.	Proposal 6: The establishment of Digital Asset Treasury

For	Against	Abstain
8,511,429	27,157	0

7.	Proposal 7: Adjournment Proposal

For	Against	Abstain
8,490,527	48,059	0

Following the approval of Proposal 3, the Second M&A became effective on the date of the EGM. A copy of the Second M&A to be filed with the Registrar of Companies in the Cayman Islands is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OFA Group

Date:	December 1, 2025	By:	/s/ Li Hsien Wong
		Name:	Li Hsien Wong
		Title:	Chief Executive Officer